EXHIBIT 99.1

POET Technologies to Acquire BB Photonics

  Broadened IP Portfolio in III-V materials
  Source of sustained differentiation in Integrated Photonic solutions

SAN JOSE, Calif., May 17, 2016 (GLOBE NEWSWIRE) -- POET Technologies Inc. (the “Company” or “POET”) (OTCQX:POETF) (TSX-V:PTK), a developer of opto-electronics fabrication processes for the semiconductor industry, today announced that it has signed a definitive agreement (the "Agreement") to acquire all the shares of BB Photonics Inc. (“BB Photonics”), a private designer of Integrated Photonic solutions for the Data Communications market.   Upon completion of this transaction (“Closing”) which is subject to applicable regulatory reviews and approvals, including approval of the TSX Venture Exchange, POET will own 100% of BB Photonics and its assets, including intellectual property and technologies, and there will be no liabilities assumed on Closing.

BB Photonics, a pre-revenue, New Jersey-based privately held photonics company currently develops Photonic Integrated Components for the Datacenter market utilizing a Platform Technology approach using Embedded Dielectric Technology, that is intended to enable on-chip athermal wavelength control and lower the total solution cost of datacenter photonic integrated circuits.

This strategic acquisition of BB Photonics will provide POET with additional differentiated intellectual property and know how for future product development at its facilities in Singapore recently acquired through the DenseLight transaction. Collectively this will enable POET to better service the end to end Data Communications market and additionally augment its sensing roadmap.

"The acquisition of BB Photonics helps bolster our Intellectual Property and know how in Integrated Photonic solutions and enables broad applications through its unique performance and cost capabilities. It is anticipated that these factors will allow us to expand, accelerate and complement our current roadmap”, said Dr. Suresh Venkatesan, POET’s Chief Executive Officer. “This is another synergistic and timely acquisition for us as we focus on providing our existing and future customers a broader range of differentiated photonics technologies.”

“BB Photonics is excited to be part of POET Technologies and to enable athermal multi-wavelength photonic integration in high speed Indium Phosphide devices”, said Bill Ring, Chief Executive Officer of BB Photonics.  “We look forward to working closely with POET and DenseLight to bring our differentiated IP to market and deliver meaningful shareholder value”.

Terms and Structure of the Transaction

POET will acquire 100% of the shares of BB Photonics from its shareholders in consideration of the issuance of approximately 2,000,000 common shares from POET’s treasury in this stock only transaction, subject to adjustment based on the increase or decrease in the US-CDN dollar exchange rate before Closing which is expected to take place no later than 30 days following the date of the agreement.

The issuance of the POET Shares is subject to compliance with all United States and Canada Federal and State or Provincial securities laws and regulations, and the rules of the TSX Venture Exchange. The POET Shares will be restricted and subject to resale restrictions as established by the TSX Venture Exchange and U.S. securities laws. The management shareholders of BB Photonics have agreed not to sell, transfer, pledge or otherwise dispose of the POET Shares for a period of six months, at which time such shareholders may each sell up to 25% of the POET Shares received by them. The management shareholders may sell an additional 25% of the POET Shares received by them after twelve months.  Thereafter, the management shareholders shall be able to sell the remaining shares after 24 months from Closing.  The non-management shareholders of BB may sell POET shares at various times and in various amounts at four, six and twelve month periods following issuance.

About POET Technologies Inc.

POET (Planar Opto-Electronic Technology) is a developer of opto-electronics and Photonic fabrication processes and products. Photonics integration is fundamental to increasing functional scaling and lowering the cost of current Photonic solutions.  POET believes that its advanced opto-electronics process platform enables substantial improvements in energy efficiency, component cost and size in the production of smart optical components, the engines driving applications ranging from data centers to consumer products to military applications. Silicon Valley-based POET’s patented module-on-a-chip process, which integrates digital, high-speed analog and optical devices on the same chip, is designed to serve as an industry standard for smart optical components.  More information about POET and its wholly owned subsidiary, DenseLight, may be obtained at www.poet-technologies.com.

For further information:

Robert Ferri
Robert Ferri Partners
Tel: (415) 575-1589
Email: Robert.ferri@robertferri.com

ON BEHALF OF THE BOARD OF DIRECTORS

(signed) “John F. O’Donnell”, Secretary

This news release contains "forward-looking information" (within the meaning of applicable Canadian securities laws) and "forward-looking statements" (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as "anticipate", "believe", "expect", "plan", "intend", "potential", "estimate", "propose", "project", "outlook", "foresee" or similar words suggesting future outcomes or statements regarding an outlook. Such statements include the Company's expectations that BB Photonics' Platform Technology approach, may lower the total solution cost through integration, that the strategic acquisition of BB Photonics will provide POET with additional differentiated intellectual property and know how for future product development at its facilities in Singapore recently acquired through the DenseLight transaction, and that collectively this will enable POET to better service the end to end Data Communications market and additionally augment its sensing roadmap.  It also includes the parties expectations about bringing their differentiated IP to market and deliver meaningful shareholder value and the Company’s expectations with respect to the capability, functionality, and cost of the Company’s technology.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management's expectations regarding future growth, plans for and completion of projects by the Company's third party relationships, availability of capital, and the necessity to incur capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, operational risks in the completion of the Company's anticipated projects, delays or changes in plans with respect to the development of the Company's anticipated projects by the Company's third party relationships, risks affecting the Company's ability to execute projects, the ability to attract key personnel, and the inability to raise additional capital. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company's securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward- looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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